UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-42189

Orangekloud Technology Inc.

(Registrant’s Name)

1 Yishun Industrial Street 1

#04-27/28&34 Aposh Building Bizhub

Singapore, 768160

+65 6317 2050

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 30, 2024, Ms. Shally Ang resigned from the Company as the chief financial officer, effective on October 31, 2024. Ms. Shally Ang’s resignation is not the result of any disagreement with the Company or the Board but due to personal reasons.

On October 1, 2024, Mr. Toh Puay-Yong was appointed as chief financial officer to fill the vacancy of Ms. Shally Ang, effective on October 1, 2024 (the “Appointment”).

The biography of Mr. Toh Puay-Yong is set forth below:

Mr. Toh has served the Company as consultant since 2017 in various capacities, including finance, M&A, strategic management, and has been our M&A director since February, 2024. Mr. Toh has had over 30 years of financial experience. From 2014 to 2015, Mr. Toh has been the General Manager at Blum & Co. Mr. Toh has also worked with the Cherie Hearts Group as its chief financial officer from 2009 to 2010. From 1996 to 2000, Mr. Toh worked at IPACS Asia Pte Ltd, where he was a Controller and Senior Regional Finance and Admin Manager. From 1993 to 1996, Mr. Toh served as an Accountant at Mabanaft Singapore Pte Ltd. Mr. Toh graduated with a Bachelor of Accountancy degree from the National University of Singapore, and attained a Master of Business Administration from the University of Manchester via distance learning. He holds professional qualifications as a Chartered Accountant of Singapore and a Chartered Valuer and Appraiser.

The Board believes Mr. Toh Puay-Yong is suited to the role of chief financial officer due to his experience and background.

On October 25, the Company issued a press release (the “Press Release”) announcing the Appointment. A copy of the Press Release is furnished as Exhibit 99.1 to this Current Report on Form 6-K and incorporated herein by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release issued on October 25, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orangekloud Technology Inc.

Date: October 25, 2024	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

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